UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 8, 2022

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of issuer as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

As recommended and approved by the Board of Directors (the “Board”), including all of the independent directors, of Rise Companies Corp. (the “Company”), on June 8, 2022, the Company received the requisite consent of its stockholders to amend its Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) pursuant to a third amendment and restatement of the Certification of Incorporation, to decrease the number of shares of its common stock that are designated as “Class M Common Stock” by 18,000,000 and eliminate any references to “Class M Common Stock” therein, and to increase the authorized number of its shares of common stock designated as “Class B Common Stock” by 18,000,000. Pursuant to the Certificate of Incorporation, the consent of the Company’s Class B stockholders was not required.

The total number of shares of common stock authorized to be issued remains unchanged at 91,000,000, par value $0.0001 per share (the “Common Stock”), of which 43,000,000 are designated as “Class A Common Stock”, 38,000,000 are designated as “Class B Common Stock” and 10,000,000 are designated as “Class F Common Stock”. On December 10, 2016, the Company redeemed all of the outstanding shares of Class M Common Stock, and as of June 10, 2022, no shares of Class M Common Stock were issued and outstanding.

The foregoing description of the amendment to the Company’s Certificate of Incorporation is qualified in its entirety by reference to the copy of the Amended and Restated Certificate of Incorporation attached hereto as Exhibit 2.1 and incorporated herein by reference.

Exhibit No.	Exhibit Title
2.1	Amended and Restated Certificate of Incorporation of the Rise Companies Corp.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPAnIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 10, 2022